Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

May 15, 2014

Via EDGAR and Federal Express

Dietrich A. King

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tungsten Corp.

Registration Statement on Form S-1

Filed April 10, 2014

File No. 333-195173

Dear Mr. King:

On behalf of Tungsten Corp, a corporation organized under the laws of Nevada (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated May 8, 2014, relating to the Company’s Registration Statement on Form S-1 filed on April 10, 2014 (the “Original S-1”). The responses below have been numbered to correspond with the comments in your May 8, 2014 letter. We are including a courtesy marked copy of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended S-1”) indicating the changes made thereon from the Original S-1 filed with the Commission.

General

1.          Please provide us with your analysis as to whether Hanover is your affiliate, as defined in Rule 405 under the Securities Act of 1933, as amended. Please provide a detailed response, and please specifically address Hanover’s ability to acquire additional securities pursuant to its rights in connection with the Note Purchase Agreement and the Purchase Agreement. Please note that our accommodation for equity line transactions does not extend to affiliates of the registrant.

Company Response 1:

The Company respectfully informs the Staff that it does not believe that Hanover is an affiliate of the Company. Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”), defines an “affiliate” as a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. Furthermore, Rule 405 of the Securities Act defines “control” to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. The Staff has articulated that beneficial ownership of more than 10% of an issuer’s outstanding equity securities generally gives rise to a rebuttable presumption of affiliate status (American-Standard, SEC No-Action Letter 1972). Moreover, affiliate status could be attributed through other indicia of control, such a board representation and negative control rights.

Securities and Exchange Commission

Division of Corporation Finance

May 15, 2014

Although Hanover may acquire shares of common stock of the Company under the equity line transaction contemplated by the common stock purchase agreement, dated February 18, 2014, between the Company and Hanover (the “Equity Line Transaction”) and upon conversion of the senior convertible note, dated January 2, 2014, issued by the Company in favor of Hanover (the “Note”), as of April 10, 2014, Hanover may be deemed the beneficial owner of only 5,988,254 shares of common stock of the Company, or only 7.72% of the issued and outstanding shares of common stock of the Company (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”)), which is well below the 10% threshold articulated by the Staff as a rebuttable presumption of affiliate status. Moreover, both the Purchase Agreement and the Note clearly state that Hanover shall not acquire any shares of common stock of the Company if such acquisition would cause Hanover to beneficially own more than 9.99% of the then issued and outstanding shares of common stock of the Company. The 9.99% blocker contained in the Purchase Agreement may no longer be amended by the parties, and the 9.99% blocker contained in the Note cannot be amended without the consent of the holders of a majority of the outstanding shares of the Company’s common stock. Furthermore, other than the 2,065,177 shares of common stock the Company issued to Hanover on February 14, 2014 as “Initial Commitment Shares” in consideration for entering into the Purchase Agreement, under Rule 13d-3(d) under the Exchange Act, Hanover is not considered to be the beneficial owner of any other shares of common stock that may be issuable under the Purchase Agreement, because the issuance of such shares is solely at the Company’s discretion and is subject to certain conditions, the satisfaction of all of which are outside of Hanover’s control, including the registration statement becoming and remaining effective.

The Company also notes that Hanover currently does not have any representation on the Company’s board of directors or the ability to appoint or nominate any directors that is different from the rights of any other common stockholders. Furthermore, Hanover does not have any “negative control rights” or any other special rights with respect to the governance of the Company that is different from the rights of any other common stockholders. The Company expects that Hanover will be a passive investor in the Company, as so indicated by the Statement of Beneficial Ownership on Schedule 13G filed by Hanover with the SEC on January 9, 2014. Moreover, all of the directors and executive officers of the Company collectively beneficially own approximately 10.19% of the outstanding shares of common stock of the Company as of March 31, 2014, which is more than Hanover currently may be deemed to beneficially own. Accordingly, Hanover does not possess, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company through the ownership of voting securities, by contract, or otherwise. Therefore, Hanover should not be deemed an affiliate of the Company.

Securities and Exchange Commission

Division of Corporation Finance

May 15, 2014

Prospectus Summary, page 1

2.          Please add a disclosure to this section that briefly summarizes the potential negative impact and limits of the Purchase Agreement transaction. In this regard, you should summarize the potential dilutive effect, the potential change in control impact, the potential impact on your liquidity, and limits of your ability to make draws under the agreement.

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the information requested in the comment above.

Recent Developments, page 2

Senior Convertible Note Financing with Hanover Holdings I, LLC, page 2

Note Purchase Agreement and Convertible Note, page 2

3.          We note that the Convertible Note is convertible at any time, in whole or in part, at Hanover’s option into shares of your common stock at a fixed conversion price of $0.0325 per share, subject to adjustment pursuant to the “full ratchet” and standard anti- dilution provisions contained in the Convertible Note. We are concerned that such conversion terms may constitute a nominal conversion price, which, in view of the fact that the Note Purchase Agreement and the Purchase Agreement transactions occurred with two months of each other, suggests to us the possibility that the two transactions might in fact be more appropriately viewed as a single transaction. In such event, given the terms of the Note Purchase Agreement, it would appear that a combined transaction would not satisfy the requirements of our accommodation for equity line transactions.

Company Response 3:

The Company respectfully informs that Staff that it believes the transaction in which the Note was issued (the “Note Transaction”) is a completely separate and distinct transaction from the Equity Line Transaction, each of which were “completed” (for all purposes of the Securities Act and publicly available guidance from the Staff) at different times prior to the filing of the Form S-1.

On January 2, 2014, the Company issued the Note to Hanover in the principal amount of $127,500, convertible at a fixed conversion price of $0.0325 per share. Although this conversion price is equal to an approximately 63.8% discount to the closing price of the Company’s common stock of $0.09 on January 2, 2014, the Company notes that the conversion price of the Note was intended to be calculated based on a discount to the lowest trade price of the common stock during the 10 trading days immediately prior to issuance (which was $0.06 on December 30, 2013). Accordingly, the conversion price represented only an approximately 45.8% discount to such lowest trade price. Moreover, on April 1, 2014, the closing price of the Company’s common stock was $0.08, so the conversion price then represented only an approximately 59.4% discount to the current market price of the Company’s common stock. Accordingly, this conversion price is not merely a “nominal” conversion price, but rather a legitimate conversion price reflecting a discount (which was not atypical for transactions such as this) to the market price of the Company’s common stock that was a product of arm’s-length negotiation between two sophisticated parties.

Securities and Exchange Commission

Division of Corporation Finance

May 15, 2014

As the Staff noted in its comment, the conversion price of the Note was fixed at the time the Note was issued, subject only to certain “full-ratchet” and “standard” anti-dilution protection. The Company respectfully believes that the impact of the full-ratchet and standard anti-dilution provisions in the Note do not render this legitimate, negotiated conversion price a “nominal” conversion price or otherwise change the fact that Hanover was at market risk and made its investment decision with respect to the Note at the time the Note was issued on January 2, 2014 and continued to be at market risk with respect to the Note prior the filing of the Form S-1 and thereafter.

First, the Company respectfully notes that the full-ratchet anti-dilution provisions (which are not atypical for PIPE transactions such as the Note Transaction) are triggered only upon certain dilutive equity issuances by the Company, which may never occur, and the standard anti-dilution provisions are triggered only upon certain stock dividends (which the Company has never issued and does not anticipate issuing in the near future) or other recapitalization events (which the Company has not undertaken since the Note was issued and does not anticipate undertaking in the foreseeable future). They are not triggered upon any increase or decrease in the market price of the Company’s common stock.

Second, the Company respectfully notes that even in the event one or both of the full-ratchet and standard anti-dilution provisions are triggered in the future, the adjusted conversion price of the Note (which may be substantially more than a nominal price) would be fixed at that time, which means that Hanover’s market risk would not be diminished as a result, and Hanover would still be susceptible to volatility in the market price of the Company’s common stock (which may be caused by any number of other factors having nothing to do with dilutive issuances, stock dividends or recapitalization events) with respect to its investment in the Note. Furthermore, the adjusted conversion price of the Note upon the trigger of one or both of these anti-dilution provisions would not render the conversion price “nominal,” but rather would simply be adjusted to a price necessary to protect Hanover from certain dilutive issuances by the Company or certain recapitalization events in the future – not to protect Hanover from volatility in the market price of the Company’s common stock.

Accordingly, Hanover was at market risk and made its investment decision with respect to the Note at the time the Note was issued on January 2, 2014 and continued to be at market risk with respect to the Note prior the filing of the Form S-1 and thereafter, unlike the Equity Line Transaction, where Hanover is not at market risk and is therefore considered to be a statutory underwriter under applicable current Staff guidance for equity line transactions.

We respectfully refer the Staff to the response to question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations dated May 16, 2013 (“C&DIs”), which states: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.” (emphasis added) The Company respectfully notes that, under the guidance set forth in the response to question 139.11 of the C&DIs, it is not necessary in order for a PIPE to be deemed “completed” that the investor have no discretion to determine when a convertible security may be converted or exchanged for common stock, but rather, only that the conversion or exercise price be fixed and that the investor be at market risk at the time of filing of the resale registration statement.

Securities and Exchange Commission

Division of Corporation Finance

May 15, 2014

The Company also respectfully refers the Staff to the responses to questions 139.12 and 139.13 of the C&DIs, which describe how the Staff differentiates equity line transactions from other financing transactions, including PIPEs. In particular, the response to question 139.13 of the C&DIs states that with respect to equity lines, “the delayed nature of the puts and the lack of market risk resulting from the formula price differentiate private equity line financings from financing PIPEs”. Therefore, the Company respectfully believes that question 139.11 of the C&DIs relates to PIPE transactions and questions 139.12 through 139.24 of the C&DIs relate to equity line transactions, and that the analysis of a private placement transaction or PIPE under the PIPE guidance should not be conflated with the analysis of a privately placed equity line transaction under the equity line guidance. That is, as long as a legitimately separate and distinct privately placed transaction or PIPE properly complies with the PIPE guidance articulated by the Staff in question 139.11 of the C&DIs, it should not impact the analysis of whether a legitimately separate and distinct privately placed equity line transaction complies with the equity line guidance articulated by the Staff in questions 139.12 through 139.24 of the C&DIs.

As set forth above, the Company respectfully submits that all of the terms and conditions of the Note Transaction are such that the Note Transaction was completed at January 2, 2014, and that such transaction was fully compliant with the guidance articulated by the Staff in question 139.11 of the C&DIs. Furthermore, the Note Transaction is a legitimately separate and distinct transaction from the Equity Line Transaction, and neither of the Note Transaction or the Equity Line transaction was conditioned on the completion of any of the other.

The Company also respectfully submits that the Equity Line Transaction fully complies with the Staff’s written guidance relating to privately placed equity lines, including the responses to questions 139.12 through 139.20 of the C&DIs. The Equity Line Transaction was “completed” (within the meaning of the Staff guidance set forth in the C&DIs) as of February 18, 2014 because, among other things, Hanover is fully committed to purchase the common stock under the Equity Line Transaction, Hanover has no investment discretion whatsoever under the terms of the Equity Line Transaction, and there are no conditions in the Equity Line Transaction that are within Hanover’s control.

We respectfully note that the responses to questions 139.17 and 139.20 of the C&DIs expressly refer to situations where the equity line transaction itself enables a company to “put” both convertible or exchangeable securities and common stock to an investor from time to time under the terms of the equity line documents. For instance, question 139.17 of the C&DIs states: “If the investor has the ability to make investment decisions under the equity line agreement after the filing of the “resale” registration statement, the investor will not be considered irrevocably bound.” (emphasis added) In addition, question 139.20 of the C&DIs states that “If the company may put securities other than the shares of common stock being registered for “resale,” such as a derivative security…would the private transaction be considered “completed” in a private equity line financing? Answer: No.” (emphasis added)

The Company understands that certain privately placed equity line transaction structures that existed prior to the date such guidance was first articulated by the Staff enabled issuers to put both common stock and either warrants/options or convertible securities to the investor at the same time, and that the above guidance was issued by the Staff in response to those specific types of equity line structures. In fact, the Company is aware of at least one type of privately placed equity line structure in certain recently completed transactions involving a “put” to the investor of both non-convertible preferred stock and an option (or purchase right) to acquire common stock of the issuer, in which the Staff has required the option (or purchase right) to be automatically exercised at specified times during the term of the equity line. However, the Company believes that this requirement was imposed in those transactions precisely because (i) the options (or purchase rights) had an exercise price that was adjusted at the time of each exercise to approximate the market price of the underlying common stock at the time of such exercise (i.e., a variable exercise price) and (ii) they were being “put” to the investor together with the non-convertible preferred stock as part of and pursuant to the equity line documents (i.e., the option or purchase right was an intrinsic part of the equity line transaction itself), and not pursuant to a separate transaction that was entirely unrelated to the equity line. Accordingly, since the option in these transactions were an intrinsic part of the equity line, the Company believes that the staff imposed the requirement that the option be automatically exercised at specified times during the term of the equity line so that both the option and the “puts” of non-convertible preferred stock did not afford the investor any investment discretion, as required by the equity line guidance set forth in the C&DIs.

Securities and Exchange Commission

Division of Corporation Finance

May 15, 2014

Here, unlike the above-referenced equity line structures, the Company’s Equity Line Transaction does not enable the Company to put anything other than common stock to Hanover, nor does it contemplate the issuance of any convertible or exchangeable security whatsoever (e.g., as a commitment fee or otherwise). Accordingly, the responses to questions 139.17 and 139.20 of the C&DIs are inapposite here because the Note was acquired in an entirely separate and distinct transaction from the Equity Line Transaction, which was completed prior to the Equity Line Transaction. The Company does not have the right to “put” the Note (or any other convertible or exchangeable security) to Hanover in the Equity Line Transaction.

The Company has been advised by Hanover that in connection with a recent equity line transaction involving Hanover and another issuer, Advaxis, Inc., where prior thereto, Hanover had made a bridge loan and obtained convertible bridge notes, Hanover was verbally advised by the Staff that by making the conversion price of the bridge notes fixed and not variable, the associated market risk was sufficient to distinguish the bridge financing transaction from the separate equity line financing, even though the bridge notes did not include any “automatic” conversion feature (or fixed timing mechanism). In other words, one transaction was a fully completed and distinguishable PIPE transaction where Hanover took market risk, and the other transaction was an equity line where Hanover was not at market risk. Since the convertible notes were not issued in connection with the equity line, no automatic conversion feature was necessary and Advaxis was permitted to file the Form S-1 resale registration statement on December 12, 2012 (Registration No. 333-184929).

In addition to the above-referenced transaction, the Company respectfully refers the Staff to at least two other recent transactions similar to the Note Transaction and the Equity Line Transaction: (i) Tauriga Sciences, Inc. Form S-1 filed July 19, 2013 (File No. 333-190035) and (ii) American Petro-Hunter, Inc. Form S-1 filed July 31, 2013 (File No. 333-190287).

Therefore, the Company respectfully submits that in addition to there being no explicit connection between the Note Transaction and the Equity Line Transaction, based upon the distinct terms of the two deals (the Note Transaction where Hanover was and is subject to market risk, and the Equity Line Transaction where Hanover is not) and the prior written and verbal guidance from the Staff, there is no basis for making an implicit connection between the two transactions. Accordingly, since the Note Transaction was completed on January 2, 2014, and the Equity Line Transaction was completed on February 18, 2014, each of which is prior to the filing date of the Form S-1, and since the Note Transaction fully complies with the SEC’s written guidance set forth in question 139.11 of the C&DIs and the Equity Line Transaction fully complies with the SEC’s written guidance set forth in questions 139.12 through 139.20 of the C&DIs, the Company should be permitted to file the Form S-1 resale registration statement.

Securities and Exchange Commission

Division of Corporation Finance

May 15, 2014

Risk Factors, page 10

4.          Please include a risk factor reflecting the risk of any covenants or other prohibitions in the Note Purchase Agreement and Purchase Agreement transactions restricting your business and actions, particularly a restriction on additional capital raising activities or advise us why you believe such a risk factor is not appropriate.

Company Response 4:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the requested risk factor.

5.          Please include a risk factor reflecting the risk of any difficulties the sale of securities under the Purchase Agreement will have on maintaining a stock listing on quotation systems such as difficulties in complying with listing standards.

Company Response 5:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the requested risk factor.

Description of Business, page 35

6.          Please explain your business plan in greater detail. We note under Properties your discussion of the step and cost necessary in connection with the possible commercialization of the Cherry Creek Project. However, please revise your disclosure here to describe in detail your plan of operations for the next twelve months, including descriptions of the milestones you anticipate reaching, the anticipated timeframe of each milestone, and the amount and source of funds necessary to achieve each milestone.

Company Response 6:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the information requested in the comment above.

Security Ownership of Certain Beneficial Owners . . . , page 66

7.          Please tell us why you have excluded Hanover from the table. In this regard, we note that Hanover appears to beneficially own at least 5,988,254 shares, which number would be sufficient to warrant the inclusion of Hanover in the table.

Company Response 7:

The Company respectfully informs the Staff that Amendment No. 1 has been revised to include the beneficial ownership of Hanover.

***

Securities and Exchange Commission

Division of Corporation Finance

May 15, 2014

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated May 8, 2014. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee
Shareholder